SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: November 18, 2003
Date of earliest event reported

YOCREAM INTERNATIONAL, INC.
Exact name of registrant as specified in its Charter

OR	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue, Portland, Oregon	97220
Address of principal executive office	Zip Code

Registrant's telephone number, including area code: (503) 256-3754

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

     (a)   Financial Statements

          Not Applicable

     (b)   Pro Forma Financial Information

          Not Applicable

     (c)   Exhibits

          (i)   Press Release dated as of November 18, 2003.

Item 9.   Regulation FD Disclosure

On November 18, 2003, the Company issued a press release announcing that it has obtained property adjacent to its manufacturing plant in Portland, Oregon increasing its operating facilities by 67%. A copy of the full press release is attached as an exhibit to this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC.
(Registrant)

Date: November 18, 2003   By
:   /s/ Douglas Caudell

          Douglas Caudell, Chief Financial Officer

FOR IMMEDIATE RELEASE

**YOCREAM INTERNATIONAL, INC. OBTAINS ADJACENT WAREHOUSE
AND PROPERTY INCREASING OPERATING FACILITIES BY 67%**

Contact: Terry Lusetti/YoCream International, Inc. 503.256.3754 terryl@yocream.com

---

PORTLAND, OR - November 18, 2003 - YoCream International, Inc. (NASDAQ: YOCM) announced today that it has obtained property adjacent to its manufacturing plant in Portland, Oregon increasing its operating facilities by 67%. The property will initially be utilized as additional warehouse space.

"This new space is already allowing us valuable flexibility and increased capacity," stated Terry Oftedal, Director of Supply Chain Operations. "Warehouse area in Building 2 enables us to meet expected demand for inventory of YoCream Smoothie shelf stable products, now being produced by the Company's new aseptic production line," continued Oftedal. "By moving raw materials and packaging to Building 2, we substantially reduce offsite storage and freight expenses, offsetting the costs of the new space."

The expansion of YoCream International's plant capacity facilitates the Company's goal to be one of the dominant suppliers of frozen desserts and beverages to the U.S. foodservice marketplace. The layout of the buildings and properties provide cost effective expansion opportunities.

YoCream International, Inc., with corporate headquarters and manufacturing facility in Portland, OR, is a pioneer and leading producer of frozen yogurt. Founded in 1977, YoCream® produces, markets and sells frozen yogurt, ice cream, frozen custard, soy desserts, and smoothies to an established and expanding global marketplace. With a proven history of producing the highest quality product and providing solution-based customer service, YoCream International is an industry leader poised for long-term growth. For more information about YoCream®, call 1-800-YOCREAM (962-7326) or log on to www.yocream.com.

###